SCHEDULE I

Executive Officers and Directors of Groupe Bruxelles Lambert

The name and principal occupation of each director and executive officer of Groupe Bruxelles Lambert are set forth below. The address for each person listed below is c/o Groupe Bruxelles Lambert, 24 avenue Marnix, 1000 Brussels, Belgium. All executive officers and directors listed are Belgian citizens other than (i) Johannes Huth who is a German citizen, (ii) Paul Desmarais, Jr., Paul Desmarais III and Claude Généreux who are citizens of Canada, and (iii) Mary Meaney, Alexandra Soto, Agnès Touraine and Jacques Veyrat who are citizens of France.

OFFICERS:

Name	Present Principal Occupation or Employment
Johannes Huth	Managing Director of Groupe Bruxelles Lambert
Xavier Likin	Chief Financial Officer of Groupe Bruxelles Lambert
Priscilla Maters	General Secretary and Chief Legal Officer of Groupe Bruxelles Lambert

DIRECTORS:

Name	Present Principal Occupation or Employment
Johannes Huth	Managing Director of Groupe Bruxelles Lambert
Ian Gallienne	Chairman of Groupe Bruxelles Lambert
Paul Desmarais, Jr.	Vice Chairman of Groupe Bruxelles Lambert
Paul Desmarais III	Director of Groupe Bruxelles Lambert
Cedric Frère	Director of Groupe Bruxelles Lambert
Ségolène Gallienne - Frère	Director of Groupe Bruxelles Lambert
Claude Généreux	Director of Groupe Bruxelles Lambert
Mary Meaney	Independent Director of Groupe Bruxelles Lambert
Alexandra Soto	Director of Groupe Bruxelles Lambert
Agnès Touraine	Independent Director of Groupe Bruxelles Lambert
Christian Van Thillo	Independent Director of Groupe Bruxelles Lambert
Jacques Veyrat	Independent Director of Groupe Bruxelles Lambert